NO ACT

DC
PE
1-8-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08021487

January 23, 2008

Received SEC
JAN 2 3 2008
Washington, DC 20549

Elizabeth A. Ising
Gibson, Dunn and Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section: ______
Rule: 14A-8
Public Availability: 1/23/2008

Re: Qwest Communications International Inc.
Incoming letter dated January 8, 2008

Dear Ms. Ising:

This is in response to your letter dated January 8, 2008 concerning the shareholder proposal submitted to Qwest by Mary Ann Neuman. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Mary Ann Neuman
6073 Quebec Avenue North
New Hope, MN 55428-2811

PROCESSED
JAN 3 1 2008
E
THOMSON
FINANCIAL

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

eising@gibsondunn.com

January 8, 2008

Direct Dial
(202) 955-8287
Fax No.
(202) 530-9631

Client No.
C 93166-00069

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Stockholder Proposal of Mary Ann Neuman*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Qwest Communications International Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from Mary Ann Neuman (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has not provided the requisite proof of continuous stock ownership in response to the Company's proper request for that information. A copy of the Proposal, which requests that the Company adopt a policy allowing stockholders to vote on advisory resolutions regarding executive compensation at each annual meeting, is attached to this letter as Exhibit A.

BACKGROUND

The Proponent submitted the Proposal to the Company in a letter dated November 28, 2007, and the Company received the Proposal on November 29, 2007. *See* Exhibit A. The Proponent included with the Proposal letters from LifeSTAGE Wealth Management Group, LLC ("LifeSTAGE") relating to 1,700 shares and from Ameriprise Financial relating to 108 shares, both of which are dated November 26, 2007, and purport to substantiate her ownership. However, these letters failed to demonstrate satisfaction of the ownership requirements of Rule 14a-8(b). Furthermore, the Proponent does not appear on the records of the Company's stock transfer agent as a stockholder of record.

Accordingly, the Company sought verification from the Proponent of her eligibility to submit the Proposal. Specifically, the undersigned on behalf of the Company sent a letter via United Parcel Service to the Proponent on December 10, 2007, which was within 14 calendar days of the Company's receipt of the Proposal, notifying the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiency; specifically, that a stockholder must satisfy the ownership requirements under Rule 14a-8(b) (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. In addition, the Deficiency Notice included a copy of Rule 14a-8. The Deficiency Notice requests that the Proponent "submit sufficient proof of [her] continuous ownership" and further states:

> To remedy these defects, you must submit sufficient proof of your ownership of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:
>
> - a written statement from the "record" holder of the securities (usually a broker or a bank) verifying that, as of the date the proposal was submitted, you continuously held . . . the requisite number of Company shares for at least one year; or

- if you have filed with the [Commission] a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, . . . a copy of the schedule and/or form . . . and a written statement that you continuously held the required number of shares for the one-year period.

United Parcel Service tracking records indicate that the Proponent received the Deficiency Notice on December 11, 2007. *See* Exhibit C.

In a letter dated December 18, 2007, the Proponent acknowledged receipt of the Deficiency Notice and submitted letters from Charles Schwab and LifeSTAGE dated December 18, 2007 and December 13, 2007, respectively, relating to 1,700 shares and purporting to substantiate the Proponent's eligibility to submit the Proposal (the "Proponent's Response"). The Proponent's Response did not include any additional information relating to the 108 shares addressed in the letter from Ameriprise Financial that was included with the Proposal. A copy of the Proponent's Response is attached hereto as Exhibit D.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Establish the Requisite Eligibility to Submit the Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001).

As described above, the Company received the Proposal on November 29, 2007. On December 10, 2007, which was within 14 days of receiving the Proposal, the Company timely sent the Deficiency Notice to the Proponent. The Deficiency Notice stated that the proof of ownership submitted by the Proponent did not satisfy the ownership requirements of Rule 14a-8 as of the date the Proposal was submitted to the Company. Specifically, the Deficiency Notice pointed out that:

- the letter from Ameriprise Financial failed to establish that the Proponent continuously owned the 108 shares for a period of one year as of the time that she submitted the Proposal (the Proposal was submitted on November 28, 2007, but the Ameriprise Financial letter was dated November 26, 2007);

- it was unclear whether the letter from Ameriprise Financial was from the record holder of the Proponent's shares;

- the letter from LifeSTAGE failed to establish that the Proponent continuously owned the 1,700 shares for a period of one year as of the time that she submitted the Proposal (the Proposal was submitted on November 28, 2007, but the LifeSTAGE letter was dated November 26, 2007); and

- it did not appear that LifeSTAGE was the record holder of the Proponent's shares, as the LifeSTAGE letter indicated that the Proponent's shares were held in a Schwab account.

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the continuous ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which stated:

- the ownership requirements of Rule 14a-8(b), including that the Proponent provide evidence of her continuous ownership of Company stock for at least one year;

- the type of documentation necessary to demonstrate the Proponent's continuous ownership under Rule 14a-8(b);

- that the Proponent had to reply to the Deficiency Notice no later than 14 calendar days from the date the Proponent received the Deficiency Notice; and

- that a copy of the stockholder proposal rules set forth in Rule 14a-8 was enclosed.

As set forth in more detail below, the Proponent's Response to the Deficiency Notice, dated December 18, 2007, fails to meet the requirements set out in Rule 14a-8(b), and, as such, the Proposal is excludable under Rule 14a-8(f)(1).

A. The Proponent Has Failed To Demonstrate Continuous Ownership of the Company's Securities.

In order to substantiate her eligibility to submit the Proposal, the Proponent submitted (1) a letter from Ameriprise Financial relating to 108 shares, and (2) two letters from LifeSTAGE and a letter from Charles Schwab relating to 1,700 shares. None of these letters is sufficient to show the Proponent's *continuous* ownership of the Company's securities as required by Rule 14a-8(b).

- The letter from Ameriprise Financial relating to 108 shares establishes the Proponent's ownership of these shares as of November 26, 2007, two days prior to the date that the Proponent submitted the Proposal on November 28, 2007. Moreover, the Proponent failed to subsequently provide satisfactory proof of continuous ownership despite notice of this deficiency in the Deficiency Notice.

- With respect to the 1,700 shares:

    - the initial letter from LifeSTAGE purported to establish the Proponent's ownership of these shares as of November 26, 2007, two days prior to the date that the Proponent submitted the Proposal on November 28, 2007.

    - the letter from Charles Schwab establishes the Proponent's ownership of these shares on December 18, 2007, which does not correspond to the date that the Proposal was submitted to the Company on November 28, 2007, and the letter does not make any statement about, nor provide any record regarding, the length of time that the Proponent has held those shares.

    - the subsequent letter from LifeSTAGE, dated December 13, 2007, fails to establish the Proponent's continuous ownership of the Company's securities. Instead, the LifeSTAGE letter enclosed two account statements, one from September 2006 and one from August 2007, and a verification that the shares were transferred to a Charles Schwab account in October 2007. While these documents may show that the Proponent has held 1,700 shares at various fixed points in the year preceding her submission of the Proposal, they are insufficient in proving her *continuous* ownership of those securities for at least one year as of the date the Proposal was submitted to the Company on November 28, 2007, as required by Rule 14a-8(b).

On numerous occasions the Staff has taken a no-action position concerning a company's omission of stockholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g., General Motors Corp.* (avail. Apr. 5, 2007) (concurring with the exclusion of a stockholder proposal and noting that "the proponent appear[ed] to have failed to supply documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b)"). *See also Yahoo! Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies, Inc.* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004); *Seagate Technology* (avail. Aug. 11, 2003); *JPMorgan Chase & Co.* (avail. Mar. 13, 2002). Similarly, the Proponent has not satisfied her burden of proving her eligibility to submit the Proposal based on her continuous ownership for at least one year of the requisite amount of Company securities as required by Rule 14a-8(b).

More specifically, the Staff has previously concurred with the exclusion of stockholder proposals because a stockholder proponent failed to provide documentary support of his or her continuous ownership of a company's securities. *See General Motors Corp.* (avail. Apr. 3, 2001) (noting that "[w]hile it appears that the proponent did provide some indication that he owned shares, it appears that he has not provided a statement from the record holder evidencing documentary support of *continuous* beneficial ownership of $2,000 or 1%, in market value of voting securities, for at least one year prior to submission of the proposal") (*emphasis added*). In addition, the Staff has taken a no-action position based on the insufficiency of fixed-dated account records in proving that a proponent has met the minimum ownership requirements of Rule 14a-8(b). *See Duke Realty Corp.* (avail. Feb. 7. 2002) (noting that despite the proponent's submission of monthly account statements in response to a deficiency notice, "the proponent ha[d] not provided a statement from the record holder evidencing documentary support of *continuous* beneficial ownership of $2,000, or 1%, in market value of voting securities for at least one year prior to submission of the proposal") (*emphasis added*). *See also* Section C.1.c.(2), Staff Legal Bulletin No. 14 (July 13, 2001) (noting that a stockholder's "monthly, quarterly or other periodic investment statements [do not] demonstrate sufficiently continuous ownership of the securities"). Accordingly, the letters and account statements submitted with the Proposal and as a part of the Proponent's Response are insufficient as evidence that the Proponent has met the minimum ownership requirements of Rule 14a-8(b) because they fail to show *continuous* ownership of the Company's securities.

B. The Proponent's Submission of Documentation from an Investment Advisor Is Insufficient Proof of Her Beneficial Ownership of the Company's Securities.

Rule 14a-8(b) allows stockholder proponents to demonstrate their beneficial ownership of a company's securities by providing a written statement from the "record" holder of the securities verifying that, as of the date the proposal was submitted, the proponent had continuously held the requisite number of company shares for at least one year. With regard to this form of showing documentary support for a proponent's beneficial ownership of a company's securities, Staff Legal Bulletin No. 14 (July 13, 2001) states that such a written statement "must be from the record holder of the [stockholder's] securities, which is usually a broker or bank" and that a written statement from an investment adviser is insufficient "unless the investment adviser is also the record holder."

The letters that the Proponent submitted from LifeSTAGE and Ameriprise Financial in order to demonstrate her beneficial ownership of the Company's securities fail to satisfy the ownership requirements of Rule 14a-8(b). As pointed out in the Deficiency Notice, LifeSTAGE, in its letter, does not purport to be a record holder of the Company's securities and, in fact, only provides copies of account information from third parties showing the Proponent's account balances and transfers as of fixed dates. In addition, as pointed out in the Deficiency Notice,

Ameriprise Financial, in its letter, does not purport to be a record holder of the Company's securities. In fact, the Ameriprise Financial letter is signed by a "Senior Financial Advisor and Certified Financial Planner," who makes reference to the shares the Proponent owns "in her investment portfolio." Moreover, the Company's records verify that neither LifeSTAGE nor Ameriprise Financial are record owners of the Company's securities. Therefore, the letters that the Proponent submitted from LifeSTAGE and Ameriprise Financial are insufficient to demonstrate her beneficial ownership of the Company's securities.

In recent years, the Staff frequently has found that documentary support from parties other than the record holder of a company's securities are insufficient to prove a stockholder proponent's beneficial ownership of such securities. In *AMR Corp.* (avail. Mar. 15, 2004), the proponent submitted documentary support from a financial services representative for an investment company that was not a record holder of AMR's securities. In response, the Staff noted that "[w]hile it appears that the proponent provided some indication that she owned shares, it appears that she has not provided a statement from the *record-holder* evidencing documentary support of continuous beneficial ownership of $2,000, or 1% in market value of voting securities, for at least one year prior to submission of the proposal" (*emphasis added*). In *General Motors Corp.* (avail. Apr. 3, 2002), a proponent submitted documentation from a financial consultant, and the Staff granted no-action relief under Rule 14a-8(b) noting that "the proponent appears to have failed to supply, within 14 days of receipt of General Motors's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)."

Moreover, the account statements that LifeSTAGE included with its letter also are insufficient under Rule 14a-8(b) to demonstrate the Proponent's ownership of the Company's securities. In *SciClone Pharmaceuticals, Inc.* (avail. Apr. 14, 2005), the Staff noted that a proponent's submission of an account statement did not qualify as "a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1% in market value of voting securities for at least one year prior to the submission of the proposal." *See also Duke Realty Corp.* (avail. Feb. 7, 2002) (noting that "the proponent ha[d] not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership" where the proponent submitted a monthly account statement in order to demonstrate ownership under Rule 14a-8(b)).

Thus, despite the information provided in the Deficiency Notice, the Proponent has failed to provide the Company with satisfactory evidence of the requisite one-year continuous ownership of Company stock as of the date the Proposal was submitted to the Company. None of the documentation provided by the Proponent demonstrates the Proponent's continuous ownership of the Company's securities. In addition, the documentation from LifeSTAGE and Ameriprise Financial is insufficient to prove the Proponent's beneficial ownership of the Company's securities because neither LifeSTAGE nor Ameriprise Financial are record owners of the Company's securities. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Stephen E. Brilz, the Company's Vice President and Deputy General Counsel, at (303) 992-6244.

Sincerely,

Elizabeth A. Ising

EAI/pah
Enclosures

cc: Stephen E. Brilz, Qwest Communications International Inc.
Mary Ann Neuman

100362478_8.DOC

EXHIBIT A

November 28, 2007

Richard N. Baer
Executive Vice President,
General Counsel and Corporate Secretary
Qwest Communications International, Inc.
1801 California Street, 52nd Floor
Denver, CO 80202

Dear Mr. Baer:

I hereby submit the attached stockholder proposal for inclusion in the Company's 2008 proxy statement as provided under Securities and Exchange Commission Rule 14a-8.

My resolution urges the Board of Directors to adopt a policy that the shareholders will be given an opportunity at each annual meeting to vote on an advisory resolution, proposed by management and included as a voting item printed in the proxy statement, to approve or disapprove the compensation of the named executive officers as set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT.

As indicated just above the attached resolution, I have continuously held a qualifying number of shares (currently 1,808) for more than one year. I intend to continue to own these shares and to attend the next Qwest annual meeting to introduce and speak in favor of my stockholder resolution. Proof of my beneficial ownership is also attached.

Thank you in advance for including my proposal in the Company's next annual proxy statement. If you have any questions or need any additional information, please do not hesitate to contact me in writing.

Sincerely yours,

Mary Ann Neuman

Mary Ann Neuman
6073 Quebec Avenue North
New Hope, MN 55428-2811

Attachments

Shareholder Advisory Vote on Executive Compensation

Mary Ann Neuman, 6073 Quebec Avenue North, New Hope, MN 55428, owner of 1,808 shares of the Company's common stock, intends to present the following proposal at the 2008 Annual Meeting for action by the stockholders:

PROPOSAL

RESOLVED, the shareholders of Qwest Communications International ("Qwest") hereby urge the Board of Directors to adopt a policy that the shareholders will be given an opportunity at each annual meeting to vote on an advisory resolution, proposed by management and included as a voting item printed in the proxy statement, to approve or disapprove the compensation of the named executive officers as set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT. The board's proposal shall make clear that the vote is advisory and will not abrogate any employment agreement.

SUPPORTING STATEMENT

We believe the owners of the company should be able to express their approval or disapproval of the Board's compensation package for the CEO and other senior executives, just as shareholders do at public companies in the U.K., Australia and the Netherlands (which requires a binding shareholder vote).

Greater scrutiny and accountability is particularly needed at Qwest, in our view.

Qwest's Board has been criticized for excessive CEO pay relative to performance. A study by the Corporate Library ("Pay for Failure II: The Compensation Committees Responsible," May, 2007) singled out Qwest as one of 12 companies identified as "the very worst performers – which were also among the highest payers – within the group of largest companies in the U.S."

The study reports that over the five fiscal years through 2006, CEO compensation totaled $155.7 million, but total shareholder return was negative 40.8%. "The CEO and CFO alone have [long-term equity] awards that vest based on a stock price target as well as tenure," the Corporate Library reported.

In our opinion, Qwest's executive pension, severance and perquisites stand out as unjustifiably costly.

Former CEO Richard Notebaert's "golden severance" agreement could have paid out $63.5 million if he terminated after a change in control. Since he quit voluntarily last year, his severance package cost a mere $14.5 million.

And after just 4.5 years of employment the present value of Notebaert's accrued pension benefit exceeded $10.1 million. Notebaert received 30.4 additional years of credited service, boosting his benefits by $7.5 million.

Because these severance and pension payouts were guaranteed and not performance-based, they did nothing in our view to align management incentives with long-term shareholder interests.

Qwest's perquisites also appear excessive. For example, Qwest disclosed that a company jet ferries current CEO Edward Mueller's wife and stepdaughter back and forth between their home in California and Denver – a perk that could cost Qwest $600,000 according to an estimate by *Footnoted.org*. Qwest also agreed to reimburse Mueller "for any federal or state income taxes" that result from this imputed income. A recent Corporate Library study reported that only 28 of 215 large public companies it examined allowed a CEO's family or friends to use corporate aircraft.

According to Institutional Shareholder Services (ISS), in the U.K. the required shareholder advisory vote on compensation policies "has proven a valuable tool in encouraging companies to improve their practices."

Please vote FOR this proposal.

STAGE
WEALTH MANAGEMENT GROUP, LLC

33 1st Street North, Suite 1
Long Prairie, MN 56347
320-732-3575 • 800-727-3575
e-mail: lel@lifestagewealth.com

A Registered Investment Advisor

Loren E. Liesemeyer, CFP®
Registered Principal

715 Florida Avenue S., Suite 205
Minneapolis, MN 55426
763-542-3884 • 888-340-8884
www.lifestagewealth.com

November 26, 2007

To Whom It May Concern:

I am writing on behalf of my client, Mary Ann Neuman, to confirm that Mary Ann currently owns 1700 shares of Qwest stock in her Schwab account and has held these shares in her account since 2001.

If you have any questions regarding this matter, please contact our office at (320) 732-3575.

Sincerely,

Loren

Loren Liesemeyer, CFP®
Registered Principal

The Personal Advisors of Ameriprise Financial

Dean A. Norine, CFP®
Senior Financial Advisor
CERTIFIED FINANCIAL PLANNER™ practitioner

Ameriprise Financial Services, Inc.
10000 Minnetonka Boulevard
Minnetonka, MN 55305
Tel: 952.563.1220
Fax: 952.563.1213
dean.a.norine@ampf.com

An Ameriprise Platinum Financial Services℠ practice

Monday, November 26, 2007

To Whom It May Concern:

Mary Ann Neuman has 108 shares of Quest stock in her investment portfolio and has held them since October 2001.

Should you have any questions, please feel free to call me at 952-563-1220.

Sincerely,

Dean Norine, CFP
Senior Financial Advisor
Certified Financial Planner

faxed

EXHIBIT B

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

eising@gibsondunn.com

December 10, 2007

Direct Dial
(202) 955-8287
Fax No.
(202) 530-9631

Client No.
C 93166-00069

VIA OVERNIGHT MAIL
Mary Ann Neuman
6073 Quebec Avenue North
New Hope, MN 55428-2811

Dear Ms. Neuman:

I am writing on behalf of Qwest Communications International Inc. (the "Company"), which received on November 29, 2007, your stockholder proposal entitled "Shareholder Advisory Vote on Executive Compensation" for consideration at the Company's 2008 Annual Meeting of Stockholders (the "Proposal"). The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, the proof of ownership you submitted with the Proposal does not satisfy Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. Specifically, the proof of ownership you submitted with the Proposal from Ameriprise Financial does not establish that you continuously owned the shares for a period of one year as of the time that you submitted the Proposal, and it is unclear whether the letter from Ameriprise Financial is from the record holder of your shares. In addition, the proof of ownership you submitted with the Proposal from LifeSTAGE Wealth Management Group, LLC does not establish that you continuously owned the shares for a period of one year as of the time that you submitted the Proposal, and it does not appear that LifeSTAGE is the record holder of your shares as the letter from LifeSTAGE indicates that the shares are held in a Schwab account.

To remedy these defects, you must submit sufficient proof of your ownership of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, you continuously held in the aggregate the requisite number of Company shares for at least one year; or

- if you have filed with the Securities and Exchange Commission ("SEC") a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number of shares for the one-year period.

The SEC's rules require that your responses to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to Stephen Brilz, Vice President, Law, Qwest Communications International Inc., 1801 California Street, 51st Floor, Denver, Colorado 80202-2658. Alternatively, you may send your response to Mr. Brilz via facsimile at (303) 296-2782. If you have any questions with respect to the foregoing, please feel free to contact me at (202) 955-8287.

For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Elizabeth A. Ising

cc: Stephen Brilz, Qwest Communications International Inc.

EAI/jlk
Enclosure

100351998_2.DOC

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?** Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

EXHIBIT C

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EXHIBIT D

December ~~14~~ 18, 2007

Stephen Brilz, Vice President-Law
Qwest Communications International, Inc
1801 California Street, 51st floor
Denver, CO 80202-2658
Fax: 303-296-2782

Enclosed per the request of Elizabeth A. Ising from Gibson, Dunn and Crutcher in her letter to me of December 10, 2007 is additional documentation concerning the Qwest common stock I own.

All my shares of Qwest common stock were purchased as the company match within the Qwest Management Saving Plan during my working career which ended in 2001 when I retired with 30 years of service. They were then rolled over into an IRA account when I closed the Qwest Savings Plan account.

Every year prior to this Qwest accepted, along with the submitted proxy proposal, a memo from my financial managers attesting that I held the necessary amount of Qwest stock for over 1 year; thus I was unprepared for the need for this additional documentation. As requested, attached to this memo are:

- A letter from Charles Schwab who holds the account in which my Qwest shares reside stating that I hold the 1700 shares of Qwest common stock and have held them continuously for more than 12 months.
- My account statements from Schwab and Pershing showing the number of shares held during a time period that is greater than the 12 month requirement.

I trust that this documentation is sufficient to meet the SEC requirements. If you have any questions, please contact me at the address/phone shown below.

Mary Neuman

Mary ~~Ann~~ Neuman
6073 Quebec Avenue North
New Hope, MN 55428
Phone: 763-535-3865

charles SCHWAB
INSTITUTIONAL

P.O. Box 52013, Phoenix, AZ 85072-2013

December 18, 2007

LifeStage Wealth Management Group, Inc.
33 1st Street N.
Suite 1
Long Prairie, MN 56347

RE: Mary Ann Neuman
8198-5821

Dear LifeStage Wealth Management Group, Inc.

The purpose of this letter is to confirm that your client Mary Ann Neuman is the beneficial owner of 1700 shares of Qwest Communications.

Should you have any questions, please feel free to contact your Service Team.

Sincerely,

Paul T. Laviolette

Paul T. Laviolette
Representative, Institutional Client Services
Heartland Service Team

STAGE
WEALTH MANAGEMENT GROUP, LLC

33 1st Street North, Suite 1
Long Prairie, MN 56347
320-732-3575 • 800-727-3575
lel@lifestagewealth.com

A Registered Investment Advisor

Loren E. Liesemeyer, CFP®
President & CEO

11100 Wayzata Blvd., Ste 510
Minnetonka, MN 55305
763-542-8884 • 888-340-8884
www.lifestagewealth.com

December 13, 2007

Mary Ann Neuman
6073 Quebec Avenue North
Minneapolis, MN 55428

Dear Mary Ann,

Enclosed is a Pershing statement dated September 2006 and one dated August 2007 showing 1700 shares of Qwest in the account. On October 15, 2007, these shares were transferred to your account at Schwab. A statement dated November 2007 from Schwab showing these same 1700 shares of Qwest is also enclosed. This serves as verification that these shares were owned at least since August 2006.

If you have any questions, please call my office at (320) 732-3575.

Sincerely,

Loren Liesemeyer, CFP®
Registered Principal

OneSTAR CAPITAL CORPORATION

Rollover Individual Retirement Account Statement

Statement Period 09/01/2006 - 09/30/2006

Portfolio Holdings

Quantity	Description	Opening Balance	Closing Balance	Accrued Income	Income This Year	30-day Yield
Cash and Cash Equivalents 10.00% of Portfolio						
FDIC Insured Bank Deposits						
4,293.970	RESERVE INSURED DEPOSITS	5,075.02	4,293.97	7.62	108.99	N/A
Total FDIC Insured Bank Deposits		$5,075.02	$4,293.97	$7.62	$108.99	
Total Cash and Cash Equivalents		$5,075.02	$4,293.97	$7.62	$108.99	

Quantity	Description	Market Price	Market Value	Accrued Interest	Estimated Annual Income	Estimated Yield
Fixed Income 37.00% of Portfolio *(in CUSIP Sequence)*						
Corporate Bonds						
15,000.000	GENERAL MOTORS ACCEP CORP MEDIUM TERM NTS 8.500% 05/15/10 B/E DTD 06/10/05 1ST CPN DTE 11/15/05 CPN PMT SEMI ANNUAL ON MAY 15 AND NOV 15 Moody Rating BA1 S & P Rating BB *Security Identifier:* 37044OZL9	102.9590	15,443.85	478.13	1,275.00	8.25%
Total Corporate Bonds: 15,000.000			$15,443.85	$478.13	$1,275.00	
Total Fixed Income: 15,000.000			$15,443.85	$478.13	$1,275.00	

Quantity	Description	Market Price	Market Value	Estimated Annual Income	Estimated Yield
Equities 38.00% of Portfolio					
Common Stocks					
* 1,700.000	QWEST COMMUNICATIONS INTL INC COM Dividend Option: Cash *Security Identifier:* Q	8.7200	14,824.00		
Total Common Stocks			$14,824.00	$0.00	
Total Equities			$14,824.00	$0.00	

QUESTAR CAPITAL
Questar Capital Corporation
5701 Golden Hills Drive
Minneapolis, MN 55416-1297

[redacted]

Rollover Individual Retirement Account Statement

Statement Period 08/01/2007 - 08/31/2007

Portfolio Holdings *(continued)*

Quantity	Description	Market Price	Market Value	Estimated Annual Income	Estimated Yield
Equities 45.00% of Portfolio					
Common Stocks					
1,700.000	QWEST COMMUNICATIONS INTL INC COM Dividend Option: Cash *Security Identifier:* Q	8.9500	15,215.00		
Total Common Stocks			$15,215.00	$0.00	
Total Equities			$15,215.00	$0.00	

Description	Market Value	Accrued Interest	Estimated Annual Income
Total Portfolio Holdings	$34,101.92	$375.42	$1,421.60

Disclosures and Other Information

Pricing - Securities prices may vary from actual liquidation value. Prices shown should only be used as a general guide to portfolio value. Prices are received from various pricing services. However, pricing services are sometimes unable to provide timely information. Where pricing sources are not readily available, particularly on certain debt securities, estimated prices may be generated by a matrix system taking various factors into consideration. The pricing of listed options takes into account the last closing price, as well as the current bid and offer prices. Where securities have not been priced, such securities have not been included in the Asset Allocation information at the beginning of this statement.

Reinvestment - The dollar amount of Mutual Fund distributions, Money Market Fund dividend income, Bank Deposit interest income, or dividends for other securities shown on your Statement may have been reinvested. You will not receive confirmation of these reinvestments. However, information pertaining to these transactions which would otherwise appear on confirmations, including the time of execution and the name of the person from whom your security was purchased, will be furnished to you upon written request to your introducing firm. In dividend reinvestment transactions, Pershing acts as your agent and receives payment for order flow, the source and nature of which payment will be furnished to you upon written request to your introducing firm.

Option Disclosure - Information with respect to commissions and other charges incurred in connection with the execution of option transactions has been included in confirmations previously furnished to you. A summary of this information is available to you promptly upon your written request directed to your introducing firm. In order to assist your introducing firm in maintaining current background and financial information concerning your option accounts, please promptly advise them in writing of any material change in your investment objectives or financial situation. Expiring options which are valuable are exercised automatically pursuant to the exercise by exception procedure of the Options Clearing Corporation. Additional information regarding this procedure is available upon written request to your introducing firm.

Foreign Currency Transactions - Pershing may execute foreign currency transactions as principal for your account. Pershing may automatically convert foreign currency to or from U.S. dollars for dividends and similar corporate action transactions unless you instruct your financial organization otherwise. Pershing's currency conversion rate will not exceed the highest interbank conversion rate identified from customary banking sources on the conversion date or the prior business day, increased by up to 1%, unless a particular rate is required by applicable law. Your financial organization may also increase the currency conversion rate. This conversion rate may differ from rates in effect on the date you executed a transaction, incurred a charge, or received a credit. Transactions converted by agents (such as depositories) will be billed at the rates such agents use.

Account Number:
IRA FBO MARY ANN NEUMAN

charles SCHWAB
INSTITUTIONAL

Custodial and brokerage services provided by Charles Schwab & Co., Inc. Member SIPC.

Rollover IRA
Account Number: 1

Statement Period: November 1, 2007 to November 30, 2007

LifeSTAGE
WEALTH MANAGEMENT GROUP LLC

Account Of

[redacted]
MARY ANN NEUMAN
CHARLES SCHWAB & CO INC CUST
IRA ROLLOVER
6073 QUEBEC AVE N
MINNEAPOLIS MN 55428-2811

Your Independent* Investment Advisor

LIFESTAGE WEALTH MANAGEMENT GR
FA MASTER ACCOUNT
WRAP FEE MASTER ACCOUNT
33 1ST ST N STE 1
LONG PRAIRIE MN 56347-1251

(320)732-3575

Account Value Summary

Cash & Sweep Money Market Funds	$ 2,264.48
Total Investments Long	$ 25,485.87
Total Investments Short	$ 0.00
Total Account Value	$ 27,750.35

Change in Account Value

Starting Account Value	$ 28,413.16
Transactions & Income	$ 644.60
Change in Value of Investments	$ (1,307.41)
Ending Account Value	$ 27,750.35

Rate Summary

Schwab Govt MMF	4.04%

Income Summary

Description	This Period	Year to Date
Money Funds Dividends	$ 7.10	$ 7.10
Corporate Bond Interest	637.50	637.50
Total Income	$ 644.60	$ 644.60

BOBA2108-000206 350121

charles SCHWAB INSTITUTIONAL

Custodial and brokerage services provided by Charles Schwab & Co., Inc. Member SIPC

Rollover IRA
Account Number:

Statement Period: November 1, 2007 to November 30, 2007

Investment Detail

Description	Symbol		Quantity	Price	Market Value
Cash and Money Market Funds (Sweep)					
SCHWAB GOVT MONEY FUND	SWGXX	L	2,264.4800	$ 1	$ 2,264.48
Investments					
GENL MTRS ACCEPT 8.50%10 SMARTNOTES DUE 05/15/10 B32/BB- CURRENT YIELD 8.96948%		L	15,000	$ 94.7658	$ 14,214.87
QWEST COMMUNS INTL INC	Q	L	1,700	6.6300	11,271.00

Total Account Value	$ 27,750.35

Transaction Detail

Settle Date	Trade Date	Transaction	Description	Quantity	Price	Total
Cash & Money Market Fund(s) Activity						
11/15	11/15	Bond Interest	GENL MTRS ACCEPT 8.50%10 SMARTNOTES DUE 05/15/10			$ 637.50
11/15	11/15	Dividend	SCHWAB GOVT MONEY FUND			7.10

Money Funds Detail

Settle Date	Transaction	Quantity		Price	Purchase/Debit	Sale/Credit
MONEY MARKET FUNDS (SWEEP) ACTIVITY						
Opening Shares of SCHWAB GOVT MONEY FUND			2,420.5200			
11/01	Redeemed	800.6400		$ 1		$ 800.64
11/15	Dividend	7.1000		1	$ 7.10	
11/16	Purchased	637.5000		1	637.50	
Closing Shares of SCHWAB GOVT MONEY FUND			2,264.4800			

SCHWAB GOVT MMF 4.210%

Contribution Summary

	2006	2007
Traditional IRA	$ 0.00	$ 0.00
Year to Date Total	$0.00	$0.00

BC9A2* 06-000206 350122

12/18/07

DATE:

Send to: Stephen Brietz
Attention: Qwest Communications
Office Location: 1801 Calif. 51st fl.
Fax Number: 303 296-2782

From: Mary Ann Newman
Office Location:
Phone Number: 763-535-3865
Number of Pages, Including Cover: 8 pg.

☒ URGENT ☐ REPLY ASAP ☐ PLEASE COMMENT ☒ PLEASE REVIEW ☐ FOR YOUR INFORMATION

COMMENTS:

fax cover

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 23, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Qwest Communications International Inc.
Incoming letter dated January 8, 2008

The proposal relates to compensation.

There appears to be some basis for your view that Qwest may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Qwest's request, documentary support sufficiently evidencing that she satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Qwest omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

END